

07004540



RECEIVED
FEB 2 8 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hovde Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1826 Jefferson Place, N.W.
(No. and Street)

Washington	D.C.	20036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Hovde 847-991-6622 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gruen & Wichansky, P.C.
(Name – *if individual, state last, first, middle name*)

4545 42nd Street, NW #208	Washington	DC	20016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

AB 3/20

OATH OR AFFIRMATION

I, Steven D. Hovde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hovde Securities LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Official Seal
LARISSA HENNE
Notary Public - State of Illinois
My Commission Expires Dec. 30, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOVDE SECURITIES LLC
FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
FOR THE YEAR ENDED
DECEMBER 31, 2006

HOVDE SECURITIES LLC
FINANCIAL REPORT
YEAR ENDED DECEMBER 31, 2006

CONTENTS

CONTENTS	PAGE
Report of Independent Certified Public Accountants on Financial Statements and Supplementary Information	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Information	
Computation of Regulatory Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I)	9
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II)	10
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III)	11
Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	12-13

GRUEN & WICHANSKY, P.C.

Certified Public Accountants
4545 42nd Street, NW, Suite 208
Washington, DC 20016
Fax: (202) 244-6237

Bill Gruen: (202) 244-6238
bgruen@whgcpa.net

Scott Wichansky: (202) 244-6202
s.wichansky@verizon.net

INDEPENDENT AUDITORS' REPORT

To The Members
Hovde Securities LLC
Washington, DC

We have audited the accompanying statements of financial condition of Hovde Securities LLC (the Company) as of December 31, 2006 and related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hovde Securities LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9-11 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gruen + Wichansky, P.C.

Gruen & Wichansky, P.C.

January 28, 2007

HOVDE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Current Assets:		
Cash	$	719,483
Cash-restricted		1,666
Prepaid expenses		16,314
Total Assets		737,463

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses		96,831
State income tax payable		18,900
Due to affiliate (Note 2)		7
Total Liabilities		115,738
Members' Equity:		
Members' equity		621,725
Total Liabilities and Members' Equity	$	737,463

The accompanying notes are an integral part of these financial statements.

HOVDE SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:		
Fee income	$	1,305,250
Interest income		5,492
Total Revenues		1,310,742
Expenses:		
Leased employee expense (Note 2)		321,220
Rent (Note 3)		43,214
Legal fees (Note 2)		24,000
Dues and registration fees		20,636
Administrative expense (Note 2)		16,500
Other professional fees		5,895
Insurance		1,040
Office expense and supplies		268
Other		656
Total Expenses		433,429
Net Income Before Income Taxes		877,313
State income tax		(20,162)
Net Income	$	857,151

The accompanying notes are an integral part of these financial statements.

HOVDE SECURITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Members' equity at December 31, 2005	$	114,574
Capital contributed		0
Members' distributions		(350,000)
Net income		857,151
Members' equity at December 31, 2006	$	621,725

The accompanying notes are an integral part of these financial statements.

HOVDE SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net Income	$ 857,151
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in prepaid expenses	(608)
(Increase) decrease in due from (to) affiliates	(2,586)
Increase (decrease) in income taxes payable	(6,900)
Increase (decrease) in accrued liabilities	91,839
Total adjustments	81,745
Net cash provided by operating activities	938,896
Cash flow from financing activities:	
Member distributions	(350,000)
Net cash used by financing activities	(350,000)
Net increase in cash	588,896
Cash, beginning of year	132,253
Cash, end of year	$ 721,149
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income Tax	$ 22,056

The accompanying notes are an integral part of these financial statements.

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hovde Securities LLC was incorporated in the State of Delaware on June 13, 1989. Effective October 11, 2002, pursuant to Section 266 of the Delaware General Corporate Law, the Company converted from a corporation to a limited liability company. The name of the limited liability company as set forth in the certificate of formation is Hovde Securities LLC. The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. (NASD) and various states, and, in this capacity, it performs underwriting and investment banking.

Cash-Restricted

Cash-restricted consists of amounts deposited into a separate checking account as required by the NASD. These deposits are used for expenses incurred for filing and registration fees. There is no minimum balance requirement on this account; however, it must always have a positive balance.

Income Taxes

The Company, with the prior consent of its members, elected under the Internal Revenue Code to be taxed as a partnership. The members of a limited liability company are taxed on their proportionate share of the Company's taxable income. The Company's net income or loss is allocated among the members in accordance with the policies of the Company. The Company may be subject to various state and local income taxes. No significant differences exist in amounts reported for income taxes from the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Concentration of Credit Risk

The Company at times maintains cash in excess of federally insured limits. Amounts at the bank are insured by the Federal Deposit Insurance Corporation up to $100,000. The amount in excess of federally insured limits at December 31, 2006 was $665,000 based on bank statement balances.

NOTE 2-RELATED PARTY TRANSACTIONS

Certain of the Company's members are also officers and stockholders of HCPM, Inc., an entity which serves as a common paymaster. HCPM, Inc. incurs certain commission, occupancy, professional fees, IT, and administrative costs on behalf of the Company that are allocated for reimbursement. Amounts may be advanced to and from the Company and its affiliates for cash management. During 2006, the Company incurred $24,000 of legal and compliance expense with a related party. As of December 31, 2006, no material balances exist between affiliates.

NOTE 3-LEASE COMMITMENTS

On October 1, 2004, the Company and two affiliates entered into a lease agreement with Pacific Corporate Towers LLC to lease office space in El Segundo, CA. The lease allows for an escalation of approximately 5.4% commencing July, 2006 through the end of the original lease term of December 31, 2007.

During 2006, the Company renegotiated two existing lease agreements with 1824-26 Jefferson Place, LLP (Jefferson Place) and with Colonial Jefferson LLC (Colonial Jefferson) to lease office space in Washington, DC and Inverness, Illinois, respectively. Certain of the Company's members are also partners in Jefferson Place and Colonial Jefferson. Both leases provide for 2006 rent of $15,928.56. Commencing at the beginning of 2007 and continuing each year, upon mutual consent of the affiliated parties, the effective rent will increase by an escalating factor which equals two percent (2%) of the base rent for the previous year. Future minimum lease payments are as follows:

2007	$57,748

NOTE 4-NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of December 31, 2006 aggregate indebtedness, or $7,715.

As of December 31, 2006, the Company had net capital (as defined) of $603,745 of which $596,029 was in excess of its requirement.

SUPPLEMENTARY INFORMATION

HOVDE SECURITIES LLC
COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

SCHEDULE I

Net Capital:	
Total assets	$737,463
Total liabilities	(115,738)
Net capital before deductions	621,725
Non-allowable assets	(17,980)
Regulatory Net Capital	603,745
Minimum net capital required	7,716
Excess Net Capital	$596,029

Aggregate indebtedness	$115,738
Ratio: Aggregate indebtedness to net capital	19.17%

No material difference exists in the computation of net capital above and as reported in the Company's (unaudited) FOCUS report.

HOVDE SECURITIES LLC
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k) (2) (i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2006.

No material difference exists in the computation of the reserve requirement above and as reported in the Company's (unaudited) FOCUS report.

HOVDE SECURITIES LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

SCHEDULE III

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k) (2) (i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2006.

No material difference exists in the information relating to possession or control requirements above and as reported in the Company's (unaudited) FOCUS report.

GRUEN & WICHANSKY, P.C.
Certified Public Accountants
4545 42nd Street, NW, Suite 208
Washington, DC 20016
Fax: (202) 244-6237

Bill Gruen: (202) 244-6238
bgruen@whgcpa.net

Scott Wichansky: (202) 244-6202
s.wichansky@verizon.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To The Members
Hovde Securities LLC
Washington, DC

In planning and performing our audit of the financial statements and supplementary information of Hovde Securities LLC (the Company) for the year ended December 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirement for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealer, Inc., and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Gruen & Wichansky, P.C.

Gruen & Wichansky, P.C.

January 28, 2007

END